OPERATING AGREEMENT
of
HOMEKEEP LLC

Adopted Effective as of February 27, 2023
Amended: _____

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS OPERATING AGREEMENT OR THE LIMITED LIABILITY COMPANY MEMBERSHIP INTEREST UNITS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE MEMBERSHIP INTEREST UNITS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND THE COMPANY HAS NO OBLIGATION TO REGISTER THE UNITS UNDER THE SECURITIES ACT IN THE FUTURE.

THE COMPANY'S MEMBERSHIP INTEREST UNITS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OR THE COMPANY'S CONSENT TO THE PROPOSED TRANSACTION BASED ON A DETERMINATION THAT SUCH REGISTRATION IS NOT REQUIRED. ADDITIONAL RESTRICTIONS ON THE TRANSFER OF INTERESTS ARE CONTAINED IN ARTICLE 3 OF THIS AGREEMENT. EACH PURCHASER OF MEMBERSHIP INTEREST UNITS MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF INVESTMENT THEREIN FOR AN INDEFINITE PERIOD OF TIME.

THE COMPANY MAY CREATE SEPARATE "SERIES" WITHIN THE MEANING OF SECTION 37-40 OF THE ILLINOIS LIMITED LIABILITY COMPANY ACT. THE LIABILITY OF ANY SERIES FOR THE DEBTS AND OBLIGATIONS OF ANOTHER SERIES IS STRICTLY LIMITED.

Table of Contents

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "**Agreement**") is made and entered into effective as of February 27, 2023 with respect to Homekeep LLC, an Illinois series limited liability company (the "**Company**"), by the persons listed on the signature pages hereto, and such other persons that may be admitted from time to time to the Company in accordance with this Agreement (such persons are referred to collectively as the "**Members**," and each is a "**Member**").

Article 1.   ORGANIZATION

1.1 **Effective Date**. This Operating Agreement is effective as of February 27, 2023.

1.2 **Name**. The name of the Company shall be Homekeep LLC. The Company may do business under any fictitious business name chosen by the Managers and registered by the Company.

1.3 **Organization**. The Company is organized under the Illinois Limited Liability Company Act (the "**Act**"), including the sections of the Act authorizing the establishment of series. The Articles of Organization of the Company filed with the Illinois Secretary of State on February 27, 2023 are ratified by the Members.

1.4 **Term.** The existence of this Company began on the date the Articles of Organization were filed by the Illinois Secretary of State and shall continue until terminated according to this Agreement or as required by the Act.

1.5 **Purpose**. The Company is organized for the purpose of investing in, acquiring, and managing real properties and other assets as determined by the Managers, and for any other lawful purpose.

Article 2.   SERIES

2.1 **Series**. The Company, as determined by the Managers in their sole discretion, may establish separate Series from time to time, as contemplated by Section 37-40(d) of the Act. Each Series may have separate Members, and each Series (i) will have its own name that will include the full name of the Company along with a series designation; (ii) will own separate assets; (iii) will have separate rights and powers; and (iv) may have separate investment and business purposes that must be within the Company's purpose. All assets of the Company shall be specifically allocated to and held by either the Company as a whole or one of the Series. **The debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing from time to time with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of any other Series or of the Company generally**. The Company shall file a certificate of designation with the Illinois Secretary of State complying with the Act so naming each Series and limiting the liability of each Series.

2.2 **Members of Series**. Upon admission to the Company, each Member may be designated as a series Member of one or more Series. Members will be Members of the Company generally unless otherwise agreed by the Member and the Company. The Members

Schedule will state the Series designation, if any, of each Member's Units, or whether the Units are Units of the Company generally. If the terms and conditions of Membership in any Series are to vary from the terms and conditions of Membership set forth in this Agreement, the Managers and the Series Members of such Series may adopt a Supplement to this Agreement.

Article 3. UNITS, ADMISSION OF MEMBERS

3.1 **Nonliability of Members**. No Member of the Company shall be personally liable for its expenses, debts, obligations, or liabilities, solely by reason of the person's Membership.

3.2 **Units**. The total of all Membership Interests in the Company shall be represented by and divided into units of interest ("**Units**"). Upon the effective date of this Agreement, the Company shall have one class of Units. Each Unit represents the same proportional economic interest and entitles the holder to identical rights and responsibilities as each other Unit of the same class and of the same Series (for avoidance of doubt, "Series" in this sentence refers to Series of the LLC as discussed in Article 2 above, not the word "series" as it is often used to mean a subset of a class of Units), except that: a) only the Founding Member shall have the right to vote, and no other Member shall have any voting rights whatsoever; b) Members who are Managers receive an aggregate of 30% of all allocations of Profits and Losses; all other Members receive an aggregate of 70% of all allocations of Profits and Losses; and c) if a Unit is transferred to a Transferee, the Transferee will succeed only to the economic rights, not the voting rights (if any), associated with the Unit. The Managers by resolution may divide the Units into one or more classes, with each class having the rights and duties set forth in this Agreement and any applicable Supplement. Units will represent a Member's interest in the Company in general or in a particular Series, as set forth in the Members Schedule. Ownership of a Unit (or fraction thereof) shall not entitle a Member to call for a partition or division of any property of the Company or for any accounting. The Managers shall have the right to issue Units and to set the Purchase Price of Units from time to time.

3.3 **Uncertificated Units**. Units of the Company may be represented by certificates or may be uncertificated, as determined by the Managers. When a person purchases Unit(s) from the Company, or in connection with any other sale of Unit(s), the Company will give the purchaser a certificate or any notice of issuance required by Illinois law.

3.4 **Admission of Members**. The Managers may cause the Company to admit new Members to the Company in general or to any Series at any time. Each new Member must make or agree to make an Initial Capital Contribution in such amount and receive a number Units in the Company or in such Series and on such terms as the Managers determine in their sole discretion. Each new Member must also agree in writing to be bound by the terms of this Agreement and any applicable Supplement, and must execute and deliver any other documents requested by the Managers, which may include a Unit subscription agreement. When those conditions are met, the Managers will cause the Company or the appropriate Series to issue the Unit or Units representing the new Member's Membership Interest and will amend the Members Schedule to reflect the new Member's Membership and

ownership of Units. Upon the issuance of Units, the Managers shall adjust the Capital Accounts of the Members as necessary to comply with the Code and related regulations.

3.5 **Restrictions on Transfer--No Transfer Without Manager Consent**. A Member may not make an assignment, transfer, or other disposition, whether voluntarily, involuntarily, or by operation of law (a "**Transfer**") of all or any portion of their Units, nor pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber (an "**Encumbrance**") all or any portion of their Units, except with the prior written consent of the Managers, which the Managers may give or refuse in their sole and absolute discretion, and which may be conditioned on receiving an opinion of counsel satisfactory to the Managers that the proposed transfer will be exempt from registration requirement under the Securities Act of 1933 and any applicable state securities laws. Any attempted Transfer or Encumbrance in violation of this Agreement shall be void.

3.6 **Transfers of Units.**

(a)   A Member shall not transfer all or any portion of their Unit(s) except as provided in this Agreement. Each Member hereby acknowledges the reasonableness of this provision in view of the nature of the Company. After receiving the Managers' consent as set forth above, a Member may transfer all or any portion of their Unit(s) under the following conditions: (i) the proposed Transferee delivers to the Company a written agreement to be bound by the terms of this Agreement, but such agreement by the Transferee does not give the Transferee the rights of a Member under this Agreement; and (ii) the Transferee delivers to the Company its taxpayer identification number and identification of its initial basis in the transferred Unit(s). Should the Transferee wish to become a Member, the Managers shall determine whether to admit the Transferee as a Member.

(b)   Notwithstanding any provision of this Agreement to the contrary, a Member or withdrawn Member shall not, by virtue of having transferred all or any portion of their Unit(s), be relieved of any obligation arising under this Agreement; provided, however, that a Member or withdrawn Member shall be relieved of such obligations to the extent that: (i) such relief is approved by the Managers; and (ii) such obligations are assumed by another Member or Transferee.

(c)   Notwithstanding any provision of this Agreement to the contrary, there shall be **no** transfer of a Unit or Units if such transfer would: (i) give rise to a requirement that the Company register the Units under the Securities Act of 1933; (ii) otherwise subject the Company, a Member, or any equity holder, director, officer, or employee of a Member to additional regulatory requirements under Federal, State, local or foreign law, compliance with which would subject the Company or such other person to material expense or burden (unless each such affected person consents to such transfer); (iii) constitute a transaction effected through an "established securities market" within the meaning of Treasury Regulation Section 1.7704-1(b) or otherwise cause the Company to be a "publicly traded partnership" within the meaning of Section 7704 of the Code or subject to the Investment Company Act of 1940, as amended; (iv) effect a termination of the Company under the Code; or (v) violate any

law, regulation, or other governmental rule, or result in a violation thereof by the Company, a Member, or a Transferee.

(d) Notwithstanding any provision in this Agreement to the contrary, all or any portion of the Unit(s) of any Member may be transferred to (i) any other Member, (ii) any entity wholly owned by the Company, (iii) any entity wholly owned by the Member or Member's immediate family member, or (iv) any trust or partnership of which that Member or Member's immediate family members are beneficiaries or partners for the purpose of estate planning; provided, that, (A) in the opinion of counsel to the Company, such transfer does not violate any laws or agreements of the Company, including securities laws, and (B) the recipient of such Unit transfer executes a copy of this Agreement, and executes such other documents as may be required by the Company to legally effect such transfer.

(e) If all or any portion of a Unit is transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Unit (or portion thereof).

3.7 **Redemption**. The Company may redeem Units at any time in the sole and absolute discretion of the Managers at the lesser of their original Purchase Price or their current book value. The Company is not obligated to redeem Units at any time.

3.8 **Termination of Membership**.

(a) **Withdrawal**. A Member may withdraw at any time by giving written notice to the Managers. If a Member withdraws, as of the date of withdrawal, the Member shall be dissociated and shall have only the rights of a Transferee with respect to the person's Unit(s), and then only with respect to distributions, if any, to which a Transferee is entitled under this Agreement. The dissociated Member shall not be entitled to redemption of such person's Unit(s) or to any distribution of the Company's assets until the dissolution and liquidation of the Company or of the applicable Series, unless the Unit(s) are earlier redeemed in accordance with this Agreement.

(b) **Automatic Dissociation**. If a Member who is an individual dies, suffers Permanent Incapacity, or becomes a debtor in bankruptcy, the Member will be deemed to have withdrawn as of the date of death, finding of Permanent Incapacity, or the appointment of any receiver, trustee, or similar under bankruptcy law. If the deceased Member has specified one or more beneficiaries in the Company's records, then the deceased Member's rights as Transferee shall automatically be transferred to such beneficiaries. If a Member that is a legal entity dissolves, the Member will be deemed to have withdrawn as of the date of dissolution.

(c) **Involuntary Dissociation**. The Managers may require the complete or partial withdrawal of a Member if legal counsel for the Company determines that continued undiminished membership of the Member in the Company would (i) constitute or give rise to a violation of applicable law or (ii) otherwise subject the Company to legal, tax, or other regulatory requirements that cannot reasonably be avoided without

material adverse consequences to the Company or any other Member. Such withdrawals shall be deemed permitted withdrawals, except when such withdrawals result from the Member's breach of this Agreement or violation of any applicable law, in which case the withdrawal shall be deemed wrongful within the meaning of Section 35-50 of the Act. If a Member is required to withdraw under this paragraph, the Member will have the status of a Transferee as to the withdrawn Units, or the Company will repurchase the Units for the lesser of their original Purchase Price or their current book value, which may be paid in the form of a promissory note, all in the sole and absolute discretion of the Managers. The Company may also cause the dissociation of any Member by exercising its right to repurchase all of such Member's Units pursuant to Section 4.7.

3.9 **Status of Transferees**.

(a) All rights and privileges associated with a Transferee's interest in the Company shall be derived solely from the Membership Interest of which such rights and privileges were previously a component part. No Transferee shall hold, by virtue of such Transferee's interest in the Company, any rights or privileges that were not specifically transferred to such Transferee by the prior holder of such interest. No rights or privileges arising under this Agreement or the Act shall apply with respect to a notional or constructive interest in the Company, without regard to whether such would be considered to be an interest in the Company under the application of Treasury Regulation 1.7704-1(a)(2).

(b) A Transferee that holds Unit(s) shall be entitled to receive the allocations and distributions attributable to such Unit(s) pursuant to Article 5 of this Agreement.

(c) To the extent otherwise applicable to the interest in the Company that has been transferred to a Transferee, the Transferee shall be subject to, and bound by, all of the terms and provisions of this Agreement that inure to the benefit of the Company or any Member. Without limiting the preceding sentence, a Transferee that holds an interest in the Company's profits or in the profits of any Series shall be responsible for any unpaid Capital Contribution and obligation to return distributions or make other payments to the Company associated with such interest.

(d) A Transferee's interest in the Company shall not entitle such Transferee to vote on Company matters. A Transferee shall have the right to inspect the same records of the Company to which a Member is entitled under Article 9 below, but only pursuant to a written request by the Transferee stating with particularity a proper purpose for the inspection relating to the Transferee's interest. A Transferee shall not hold themself out as a Member in any forum or for any purpose; provided, however, that, to the extent necessary to maintain consistency with the Company's income tax returns, reports, and other filings, a Transferee shall take the position that they are a Member (or "partner") solely for income tax purposes.

(e) The Members Schedule shall include the appropriate contact information for each Transferee, including such Transferee's mailing address, telephone number, and

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electronic mail address, and, in the case of a Transferee that is an entity, the name and title of an individual to whom correspondence should be directed. Each Transferee shall promptly provide the Company with the information required to be set forth for such Transferee on the Members Schedule and shall thereafter promptly notify the Company of any change to such information.

3.10 **Representations and Covenants of Members.**

(a) **Own Account**. Each Member represents that, with respect to the Member's Unit(s): (i) the Member is acquiring or has acquired such Unit(s) for purposes of investment only, for the Member's own account (or a trust account if such Member is a trustee), and not with a view to resell or distribute the same or any part thereof; and (ii) no other person has any interest in such Unit(s) or in the rights of such Member under this Agreement other than a spouse having a community property or similar interest under applicable law.

(b) **Sophistication**. Each Member represents that the Member has the business and financial knowledge and experience necessary to acquire the Unit(s) on the terms contemplated herein and that the Member has the ability to bear the risks of such investment (including the risk of sustaining a complete loss of all Capital Contributions) without the need for the investor protections provided by the registration requirements of the Securities Act of 1933.

(c) **Tax Withholding**. Except to the extent set forth in a notice provided to the Company, each Member hereby represents that allocations, distributions, and other payments to such Member by the Company are not subject to tax withholding under the Code. Each Member hereby agrees promptly to notify the Company in the event that any allocation, distribution, or other payment previously exempt from such withholding becomes or is anticipated to become subject thereto.

Article 4.   CAPITAL ACCOUNTS

4.1 **Capital Account Bookkeeping**. A Capital Account shall be established and maintained on the books of the Company for each Member. A "**Capital Account**" is an account or ledger for each Member consisting of the Member's Capital Contribution(s):

(a) increased by the cash amount or the agreed value of non-cash property contributed to the Company as a Capital Contribution;

(b) increased by allocations of income to the Member;

(c) decreased by distributions by the Company to the Member;

(d) decreased by the fair market value of any other property distributed to the Member by the Company (determined as of the time of distribution, without regard to Section 7701(g) of the Internal Revenue Code, and net of liabilities secured by such property

that the Member assumes or to which the Member's ownership of the property is subject);

(e)   decreased by losses allocated to the Member;

(f)   revalued to reflect the then fair market value of the Company's property in connection with any event described in Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(5); and

(g)   otherwise adjusted so as to conform to the requirements of Sections 704(b) and (c) of the Code and the Treasury Regulations issued thereunder.

4.2   **Series Capital Accounts**. If a Series files its own partnership tax return, it must maintain a capital account for Series Member according to the provisions of this Agreement.

4.3   **Adjustments**. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Managers determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Managers may authorize such modifications.

4.4   **Capital Contributions**. All Capital Contributions of the Members shall be listed in the Members Schedule, which is made part of this Agreement.

4.5   **No Subsequent Contributions Required**. The Members will not be required to make any additional Capital Contribution after the Initial Capital Contribution. No Member will have any responsibility to restore any negative balance in their Capital Account.

4.6   **No Withdrawals from Capital Accounts**. Members are not authorized to withdraw any part of their Capital Contributions.

4.7   **No Interest**. No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

4.8   **Title to Assets**. All personal and real property of the Company will be held in the name of a Series or the Company generally, not an individual Member. If a Member makes a Capital Contribution in the form of property other than cash, the Company will ensure that ownership of the asset is transferred to the Company.

Article 5.   ALLOCATIONS AND DISTRIBUTIONS

5.1   **Allocations of Profit and Loss**. Except as otherwise set forth in a Supplement relating to a particular Series, and except as otherwise required to comply with this Agreement, the Act, or the Code and regulations thereunder, the Profits and Losses of the Company and of each Series shall be allocated as follows: thirty percent (30%) to all of the Managers as a class with an equal amount to each Manager; seventy percent (70%) to Members who are not Managers in proportion to the number of Units held.

5.2 **Distributions**. Distributions shall be made in the same proportions as allocations. Distributions may be made in the form of cash or property, including the securities of the Company. The amounts and timing of distributions shall be within the Managers' sole discretion, provided that if a distribution is to be made to Manager(s), a distribution must be made at or around the same time to all Members.

5.3 **Record Date for Allocations**. The Managers will set a record date for the purpose of determining Members of record entitled to receive allocations or distributions. If no record date is set, the record date for determining Members entitled to receive allocations or distributions shall be at the close of business on the day before the allocation or distribution is made.

5.4 **Limitations on Distributions**. Notwithstanding anything to the contrary in this Agreement, the Company may not distribute cash if, as a result of the distribution, either a) the Company would not be able to pay its debts as they become due in the ordinary course of business, or b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved, wound up, and terminated at the time of the distribution, to satisfy the preferential rights upon dissolution, winding up, and termination of Members whose preferential rights are superior to those receiving the distribution. The test for whether a distribution is permissible contained in the previous sentence may be applied on a Series-by-Series basis. If any distribution is made in violation of law or this Agreement, the Member receiving the distribution shall return it within 30 calendar days after receiving notice that the distribution was improperly made. The Company may withhold from any distributions otherwise payable to a Member amounts the Member owes to the Company.

Article 6.   MANAGEMENT

6.1 **Manager-Managed; Manager Authority**. The Company and each Series shall be managed exclusively by the Managers. The Company is a Manager-Managed limited liability company within the meaning of Section 15-1 of the Act. Subject to any Member consent required by contract, this Agreement, or the Act, the Managers shall have the power to take all actions that they deem necessary or advisable to carry out the Company's purpose. Without limiting the generality of the foregoing, the Managers shall have power and authority, on behalf of the Company and each Series:

(a)   to acquire property from any person as the Managers may determine;

(b)   to borrow money in such amounts as the Managers determine from financial institutions or other persons on such terms as the Managers deem appropriate, and in connection therewith, to hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(c)   to create any new Series, to determine whether to admit any person as a Member of such new Series, and, if applicable, to determine the form of Separate Series Agreement to be adopted for such new Series;

(d)   to purchase liability and other insurance to protect the Company's property and business;

(e)   to acquire, improve, manage, sell, transfer, exchange, encumber, pledge, or dispose of any real or personal property of the Company and any Series;

(f)   to invest Company funds temporarily in time deposits, short-term governmental obligations, commercial paper, or other short-term investments;

(g)   to execute instruments and documents, including without limitation, checks, drafts, notes, and other negotiable instruments, security agreements, financing statements, documents providing for the acquisition or disposition of the Company's property, assignments, bills of sale, leases, and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company;

(h)   to employ accountants, legal counsel, or other experts to perform services for the Company and to compensate them from Company funds;

(i)   to enter into any and all other agreements with any other persons for any purpose, in such form as the Managers may approve;

(j)   to open bank accounts in the name of the Company and any Series from time to time, and the Managers shall be the only signatories thereon, unless the Managers determine otherwise; and

(k)   to do and perform all other acts as may be necessary or appropriate to the conduct of the business of the Company and any Series.

6.2 **Members are Not Agents**. Unless authorized to do so by this Agreement or by the Managers, no Member, employee, or other person shall have any power or authority to bind the Company or any Series in any way, to pledge its credit, or to render it liable for any purpose.

6.3 **Reimbursements**. The Company shall reimburse the Managers for organizational expenses and other reasonable Company expenses paid by the Managers.

6.4 **Devotion of Time**. The Managers are not obligated to devote all of their time or business efforts to the affairs of the Company. Each Manager shall devote whatever time, effort, and skill the Manager deems appropriate for the Company's operation. Each Member acknowledges that the Managers may devote substantial time and effort to other business and non-business pursuits.

6.5 **Manager Meetings**. The Managers may meet as needed or desired. Each Manager is entitled to one vote. Action taken by the Managers shall be by majority vote of the Managers at a meeting at which all Managers are present, or by written consent of all Managers.

6.6 **Number of Managers**. The initial Managers are **Carlos Robles-Shanahan** and **Rafael Robles**. The Managers may by resolution create one or more additional Manager positions.

6.7 **Filling a Vacancy**. All Manager vacancies shall be filled by appointment by the Founding Member.

6.8 **Removal and Replacement of Managers**. Each Manager shall serve until the earlier of their resignation or removal in accordance with the provisions of this Article 6. All Managers serve at the pleasure of the Founding Member. The Founding Member may by written notice remove a Manager and appoint a replacement Manager at any time. A Manager may also be removed by a two-thirds vote of all Managers.

6.9 **Removal—Automatic**. A Manager will be removed automatically upon any of the following:

(a) becoming a debtor in bankruptcy;

(b) executing an assignment for the benefit of creditors;

(c) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of the Manager or of all or substantially all of the Manager's property; or

(d) failing, within 90 days after the appointment, to have vacated or stayed the appointment of a trustee, receiver, or liquidator of the Manager or of all or substantially all of the Manager's property obtained without the Manager's consent or acquiescence, or failing within 90 days after the expiration of a stay to have the appointment vacated;

(e) the Manager's death;

(f) the appointment of a guardian or general conservator for the Manager; or

(g) a judicial determination that the Manager has otherwise become incapable of performing the Manager's duties under the operating agreement.

6.10 **Resignation**. A Manager may resign as Manager, and in that event, the Manager shall take all steps that are reasonably practicable to ensure an orderly transition to a new Manager and to ensure that the Company is not harmed by any gap in the provision of management services.

6.11 **Effect of Removal or Resignation on Manager's Units**. The removal of a Manager has no effect on the person's ownership of Units.

6.12 **Special Power of Attorney**. Each Member and each Transferee appoints every Manager, including each successor Manager, as the Member's true and lawful attorney in fact, with all power and authority to act in the Member's name and on the Member's behalf to execute, acknowledge, deliver, and/or file the following documents:

(a) Any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as such in any jurisdiction in which the Company conducts business;

(b) Any certificate of amendment to the Company's Articles of Organization or to any other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members under the provisions of this Agreement;

(c) Any certificate or amendment of the Members' Schedule that may be necessary, desirable, or appropriate on the admission of a new Member or the Transfer of Units to accurately reflect the ownership of Units;

(d) Any certificate or other instrument that may be necessary, desirable, or appropriate to reflect the dissolution or winding up of the Company, after a dissolution has been approved by the Members under the provisions of this Agreement; and

(e) Any certificate or other instrument that may be necessary, desirable, or appropriate to comply with the provisions of this Agreement or to carry out the purposes of the Company.

The special power of attorney granted in this Section 6.12 is irrevocable, is coupled with an interest, and shall survive a Member's death, Permanent Incapacity, or dissolution. The Managers may exercise the special power of attorney by a signature or facsimile signature.

Article 7.   MEMBER DECISIONS

7.1 **Member Voting**. The only Member with voting rights shall be Duo Development, an Illinois not for profit corporation (the "**Founding Member**"). The Founding Member shall have the right to appoint, remove, and replace Managers and to fill vacancies in the position of Manager, and other approval and voting rights as provided by this Agreement. No other Member shall have any voting rights whatsoever. Members have no right to participate in managing the Company on account of their status as a Member, except as otherwise provided by this Agreement. Members have the right to vote only on matters reserved to them by this Agreement or by law. Resolutions of the Members at any meeting of Members shall be adopted by a majority of votes cast at the meeting, except when a greater vote is required by law or by this Agreement. The Managers may submit any proposal to the approval of the Founding Member from time to time.

7.2 **Issues for Founding Member Approval**. The following actions may be taken only after approval by the Founding Member:

(a) Any amendment to the Company's articles of organization or this Agreement that would give any class of Units any priority over the Units held by the Founding Member, that would provide voting rights to any class of Units or to any Member other than the Founding Member, or that expands a right to indemnification or limits a duty of Managers;

(b)   A dissolution of the Company, an agreement of merger, or a conversion to another business entity. This provision does not include, and the Members shall have no right to vote on, a decision to sell any or all of the Company's property, including when such a decision is outside the ordinary course of the Company's business;

7.3   **Member Meetings**. Any Member meetings will be called by the Managers or by the Founding Member, as needed, and shall be called "**Special Meetings**." The Managers will give notice not less than five (5) nor more than sixty (60) calendar days before the meeting to the Founding Member. The notice shall state the place (if any), date, and time of the meeting, the means of attending by electronic communication (if any), and the general nature of the business to be transacted. No other business may be transacted at that meeting. The presence in person or by proxy of the Founding Member shall constitute a quorum of Members for purposes of conducting business. If any Member waives their or its right to written notice of Member meetings, the Company may give notice to that Member in any manner reasonably calculated to reach the Member, which may include in-person communication, telephone call, text message, or email.

7.4   **Place of Meetings, Electronic Meetings**. Meetings of Members will be held at any place within or outside the State of Illinois designated in the notice of the meeting. Any meeting may be held entirely by electronic video screen technology or any other form of remote communication that allows Members to participate concurrently in the proceedings. Any Member who joins by means of a form of remote communication approved by the Managers will be deemed present in person.

7.5   **Minutes**. Written minutes of the proceedings of each Special Meeting shall be taken by a Manager or a person designated by the Managers. A copy of the minutes of each meeting shall be kept in the Company's records.

7.6   **Member Decisions Without a Meeting**. Any action which could be taken at a meeting may be taken without a meeting if a consent in writing, stating the action to be taken, is signed by the authorized representative of the Founding Member.

Article 8.   TAX PROVISIONS

8.1   **Tax Classification**. The Company will be taxed as a partnership for federal income tax purposes, until such time as the Managers cause the Company to file a different tax election. At all times when the Company is taxed as a partnership, the Members agree that they (i) will not on any federal, state, local, or other tax return take a position inconsistent with partnership tax status of the Company; or (ii) do any act or thing which could cause the Company to be treated as other than a partnership for federal income tax purposes. The Managers shall have the authority to make any election permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Code Section 754. The decision to make or not make an election shall be at the Managers' sole and absolute discretion.

8.2 **Tax Year and Accounting Method**. The tax year of the Company shall be January 1 through December 31. The tax year and/or the accounting period may be changed by the Managers if the Company qualifies for such change.

8.3 **Tax Matters Representative**.

(a) **Appointment; Remova**l. The Members hereby appoint **Carlos Robles-Shanahan** as the partnership representative as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Tax Matters Representative may resign at any time. The Tax Matters Representative may be removed at any time by the Founding Member. In the event of the resignation or removal of the Tax Matters Representative, The Founding Member shall select a replacement Tax Matters Representative.

(b) **Tax Examinations and Audits**. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by the Internal Revenue Service, the Illinois Department of Revenue, and other taxing authorities (together, "**Taxing Authorities**"), including resulting administrative and judicial proceedings, and to incur costs on behalf of the Company for professional services and costs associated therewith. The Tax Matters Representative shall promptly notify the Members in writing of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership adjustment, and shall keep the Members reasonably informed of the status of any tax audit and resulting administrative and judicial proceedings. Without the consent of Members holding a majority of the Preferred Units, the Tax Matters Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any Taxing Authority.

8.4 **Tax Provisions**. The following provisions supersede the allocation provisions of Article 5.

(a) **Impermissible Deficits and Qualified Income Offset**. No Member shall be allocated Losses or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit; instead, such items shall be allocated to the other Members in proportion to their respective Adjusted Capital Account balances. If Losses are reallocated under this Section, subsequent allocations of Profit and Loss shall be made so that, to the extent possible, the net amount allocated pursuant to this Section equals the net amount that would have been allocated to each Member if no reallocation had occurred. If a Member for any reason (whether or not expected) receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution, which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year (other than an allocation under Section 8.4(b)), in the amount and in proportions required to

eliminate the excess as quickly as possible. This Section is intended to comply with, and shall be interpreted consistently with, the "alternate test for economic effect" and "qualified income offset" provisions of the Treasury Regulations promulgated under Code Section 704(b).

(b) **Minimum Gain Chargebacks**. In order to comply with the "minimum gain chargeback" requirements of Treasury Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in a Member's share of Minimum Gain and/or Member Nonrecourse Debt Minimum Gain during a Company taxable year, such Member shall be allocated items of income and gain for that year (and if necessary, other years) as required by and in accordance with Treasury Regulation Sections 1.704-2(f)(1) and 1.704-2(i)(4) before any other allocation is made. It is the intent of the parties hereto that any allocation pursuant to this Section shall constitute a "minimum gain chargeback" under Treasury Regulation Section 1.704-2(f) and 1.704-2(i)(4).

(c) **Contributed Property and Book-Ups**. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, including Treasury Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted under Treasury Regulation Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder. The Managers shall determine the proper method of making such allocations under Treasury Regulation Section 1.704-3.

(d) **Nonrecourse Deductions**. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Members in proportion to the number of Units held by each Member.

(e) **Member Loan Nonrecourse Deductions**. Any Member Loan Nonrecourse Deductions for any taxable year or other period shall be specially allocated to the Member that bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Treasury Regulation Section 1.704-2(i).

8.5 **Valuation of Company Assets and Interests**. In the event that the fair market value of Company property or securities must be determined, such value shall be determined by the Managers, acting in good faith. Within thirty (30) calendar days after such determination, the Managers shall provide a statement of such determination to all Members and shall file

the statement with the Company's books and records. The Managers' good faith determination shall be final and binding on all Members.

Article 9. RECORDS

9.1 **Required Records**. The Company shall keep and maintain the records below as required by the Act:

(a) A current list of the full legal name and last known business or residential address of each Member, and the Capital Contribution, specifying the amount of cash and/or a description and statement of the agreed value of the other property each Member has contributed or agreed to contribute, the number of Units and the Series designation, if any, of the Units held by each Member, the date on which each Member became a Member, and, for each Member that is a legal entity, the name and contact information of a representative authorized to act on behalf of the Member. This record is the "**Members Schedule**," attached to this Agreement as Appendix A;

(b) A copy of the Company's Articles of Organization and any amendments;

(c) any executed copies of any powers of attorney under which any articles, application, or certificate has been executed on behalf of the Company;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the three most recent taxable years;

(e) An original executed copy or counterparts of this Agreement and any amendments; and

(f) Any financial statements of the Company for the most recent three years.

9.2 **Additional Records**. The Company shall also keep and maintain:

(a) Complete books of account of the Company's financial transactions;

(b) Records of resolutions made by the Managers;

(c) The minutes of any Member meetings and copies of resolutions adopted by Member consent; and

(d) any other records deemed necessary or advisable by the Managers.

9.3 **Series Records**. Each Series shall keep its own records, separate and distinct from the records of each other Series and of the Company generally, including a copy of the Certificate of Designation designating the Series, books of account of the Series' financial transactions, records relating to asset holdings, contractual documents, Manager resolutions as to the Series, and any separate tax returns filed by the Series.

9.4 **Member Access to Records**. The Company shall keep the records listed above reasonably safe and accessible. If kept in paper form, the records must be stored at the Company's

principal office. The records must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Member wishing to inspect or copy the records or their authorized representative, for purposes reasonably related to the Membership Interest of such Member. A Member who is a Series Member of a Series has the right to access the records of such Series and of the Company generally, but not of any Series of which the person is not a Series Member. The costs of inspection and copying will be borne by the respective Member.

9.5 **Financial Reports**. Within ninety (90) calendar days after the end of each Fiscal Year, the Company shall supply all information reasonably necessary to enable the Members to prepare their Federal and State income tax returns and (upon request therefor) to comply with other reporting requirements imposed by law.

Article 10.   DISSOLUTION

10.1 **Dissolution.** The Company will be dissolved and terminated upon the first to occur of the following events:

(a)   A decision by the Managers and the Founding Member in accordance with Article 7 of this Agreement;

(b)   Entry of a decree of judicial dissolution under Section 35-1 of the Act;

(c)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(d)   as otherwise provided in the Act.

10.2 **No Automatic Dissolution Upon Certain Events.** Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, dissolution, disassociation, or bankruptcy of a Member will not automatically cause a dissolution of the Company.

10.3 **Distribution Upon Dissolution**. Upon dissolution of the Company, the Company's assets shall be liquidated, and payments shall be made in the following order of priority:

(a)   First, to repay any indebtedness of the Company to creditors, including third-party creditors, Members, and former Members, in the order of priority required by law;

(b)   Second, the balance, if any, to any reserves which the person(s) managing the liquidation reasonably deem necessary for contingent or unforeseen liabilities or obligations of the Company (which reserves when they become unnecessary shall be distributed in accordance with the provisions of this Section);

(c)   Third, the balance, if any, to the holders of Units in proportion to and up to the amount of the Purchase Price paid for all Units held;

(d)   Fourth, the balance, if any, to the holders of Units in proportion to their remaining Capital Account balances.

10.4   Except as otherwise specifically provided in this Agreement, a Member shall have no liability to the Company or to any other Member in respect of a negative balance in such Member's Capital Account during the term of the Company or at the conclusion of the Company's Termination.

10.5   The Company shall terminate when all property owned by the Company shall have been disposed of, all liabilities to creditors paid or arranged to be paid, and all remaining assets disposed of or distributed as provided in Section 10.3 of this Agreement. Upon such termination, the Company shall execute and file a certificate of cancellation and any and all other documents necessary in connection with the termination of the Company.

Article 11.   LIMITATION ON MANAGER LIABILITY; INDEMNIFICATION

11.1   **Indemnification**. To the greatest extent permitted by Illinois law, , the Company shall defend, indemnify, and hold harmless any person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such person was or is a Manager, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, representative, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such person is referred to as a "Company Agent"), against settlements approved by the disinterested Managers, or approved by the Founding Member if none of the Managers is disinterested; and against expenses, judgments, fines, penalties, interest, and other amounts to the maximum extent now or later permitted under Illinois law. "**Proceeding**" means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "**Expenses**" includes court costs, reasonable attorney and expert fees, and any expenses reasonably incurred relating to establishing a right to indemnification, if any, under this Article.

11.2   **Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding. Before the Company makes any such payment, the Company Agent seeking indemnification must deliver an undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent will be indemnified or held harmless by the Company.

11.3   **Limitation on Manager's Liability**. The liability of the Managers and the Managers' officers, directors, employees, and other agents to the Company or to the Members or Transferees of the Company for monetary damages shall be limited to the greatest extent permitted by Illinois law.

Article 12. GENERAL PROVISIONS

12.1 **All Necessary Acts**. The Managers are authorized to perform all acts necessary and desirable to perfect the organization of this Company and to carry out its purposes. The Managers may certify to other businesses, financial institutions, and individuals as to the Managers' authority to transact specific items of business on behalf of the Company.

12.2 **Amendment.** If Member approval of an amendment is not required by this Agreement or by the Act, then an amendment to this Agreement may be made in writing signed by all of the Managers. Any other amendment may be made by the Managers only after the approval of the Founding Member in accordance with Article 7.

12.3 **Severability**. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction or an arbitrator, then, to the extent possible, the unenforceable provision will be deemed modified to one that is valid and that most closely approximates the intent of the parties, as evidenced by this Agreement. If the unenforceable provision cannot be so modified, it shall be stricken, and the other provisions of this Agreement will remain in effect.

12.4 **Incorporation by Reference.** The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement is hereby incorporated into this Agreement by reference.

12.5 **Counterparts; Binding upon Members and Transferees**. This Agreement may be executed in any number of counterparts, and all such counterparts shall constitute a single instrument binding all parties. To the maximum extent permitted by applicable law and without limitation on any other rights of the Members or the Company, a non-Member shall become bound as a Transferee under this Agreement if such person has the status of Transferee under this Agreement or the Act and seeks to exercise or enforce any of its rights as a Transferee under this Agreement or the Act.

12.6 **ARBITRATION**.

(a) Each party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of any dispute, controversy, or claim arising out of or relating to this Agreement or the Member's applicable subscription agreement, or the interpretation or application of either or both of those agreements (a "**Claim**") be finally settled by arbitration. A Claim is subject to arbitration regardless of whether it arises from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this arbitration provision is to be given the broadest possible interpretation that will permit it to be enforceable. A Claim must be brought in the party's individual capacity, and not as a plaintiff or class member in any purported class or representative proceeding. Members shall not participate in a class action or class-wide arbitration for any Claim. Members waive all rights to bring any Claim as a plaintiff or class member in any purported class or representative

proceeding. Each Member may bring a Claim only on the Member's own behalf. BY AGREEING TO BE SUBJECT TO THESE ARBITRATION PROVISIONS, MEMBERS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

(b)   Any arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be Chicago, Illinois. The party initiating arbitration (the "**Claimant**") shall appoint its arbitrator in its request for arbitration (a "**Request**"). The other party (the "**Respondent**") shall appoint its arbitrator within thirty (30) business days of receipt of the Request and shall notify the Claimant of such appointment in writing. If the Respondent fails to appoint an arbitrator within such 30-day period, the arbitrator named in the Request shall decide the Claim as the sole arbitrator. Otherwise, the two arbitrators appointed by the parties shall appoint a third arbitrator within thirty (30) business days after the Respondent has notified the Claimant of the appointment of the Respondent's arbitrator. When the arbitrators appointed by the parties have appointed a third arbitrator and the third arbitrator has accepted the appointment, the two arbitrators shall promptly notify the parties of such appointment. If the two arbitrators appointed by the parties fail or are unable to appoint a third arbitrator or to notify the parties of such appointment, then the third arbitrator shall be appointed by the President of the American Arbitration Association which shall promptly notify the parties of the appointment of the third arbitrator. The third arbitrator shall act as chairperson of the panel.

(c)   The arbitration award shall be in writing and shall be final and binding on the parties. The award may include an award of costs, including reasonable attorney's fees and disbursements. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.

(d)   This provisions of this Section 12.6 expressly apply to all claims relating to the Company's ongoing operations; the management of its investments; and its offering(s) of its Units, including claims under the U.S. federal securities laws.

12.7 **Notice**. Any notice to Members relating to this Agreement shall be in writing and may be given by electronic mail, personal delivery, commercial overnight delivery service, or by certified mail, to the address for each Member listed in the Members Schedule. Each Member must notify the Company if the Member's address for notice changes. Such notice shall be deemed given (a) if sent by email, one business day after sending; (b) if personally served, upon such service, (c) if sent by commercial overnight delivery service, upon the next business day following such sending, (d) if mailed, forty-eight (48) hours following the first attempt of the postal service to deliver same. Notice to the Company may be given in the same manner described above and addressed or delivered to any of the Managers at the Company's principal office.

12.8 **Choice of Law**. The law of the State of Illinois will govern this Agreement and its interpretation, notwithstanding the choice of law principles of any state.

12.9 **Headings**. The headings and bold titles of the paragraphs in this Agreement are meant only to aid the reader in navigating the document and are not part of the provisions of this Agreement.

12.10 **Entire Agreement.** This Agreement along with the Articles of Organization and all subscription agreements applicable to the Member's purchase of Unit(s) constitute the entire agreement between the Member and the Company and replace and supersede all prior written agreements and any and all prior or contemporaneous oral agreements with respect to the subject matter thereof, except as otherwise required by the Act.

12.11 **No Waiver; Construction**. No failure or delay by any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof; any waiver shall be contained in a writing signed by the party against whom enforcement of such waiver is sought. This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provisions hereof or by reason of the status of the respective parties.

Article 13.   DEFINITIONS

13.1 The following terms as used in this Agreement shall have the following meanings:

(a) The "**Act**" means the Illinois Limited Liability Company Act, codified at 805 ILCS 180/1-1 et sec., as amended from time to time, or its successor.

(b) "**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) crediting to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2 (g)(1), and 1.704-2(i); and

(ii) debiting to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

(c) "**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income (or alternative minimum taxable income, as the case may be) allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); provided that such taxable income (or alternative minimum taxable income, as the case may be) shall be computed (i) as if all excess taxable losses and excess taxable credits allocated with respect to such Units were carried forward (taking into account the character of any such loss carryforward as capital or ordinary), and

(ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

(d) "**Agreement**" means this Operating Agreement of the Company, including all schedules and attachments, as amended from time to time.

(e) "**Capital Contribution**" means the total value of cash and the agreed value of services and property other than cash (determined as of the time of contribution, without regard to Section 7701(g) of the Internal Revenue Code, and net of liabilities secured by such property that the Company assumes or to which the Company's ownership of the property is subject) that a Member has contributed and/or agreed to contribute to the Company. The Members Schedule shall be updated to reflect accurately all Capital Contributions.

(f) The "**Code**" means the United States Internal Revenue Code of 1986, as amended, or its successor.

(g) "**Company Minimum Gain**" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

(h) The "**Company**" means Homekeep LLC, an Illinois Limited Liability Company.

(i) "**Initial Capital Contribution**" means the Capital Contribution required to become a Member of the Company. "Initial Capital Contribution" refers to the total Purchase Price paid by a Member for all Units purchased by the Member at the time the person becomes a Member.

(j) "**Managers**" means Carlos Robles-Shanahan, an individual, and Rafael Robles, an individual, or any other person who may become a substitute or additional Manager as provided in Article 6, who together shall exercise the authority of the Managers under this Agreement and the Act with respect to the Company and each individual Series. The Managers shall be the exclusive managers of each Series.

(k) "**Member**" means each Person identified on the Members Schedule as of the date hereof who is a party to this Agreement and each Person who may hereafter be admitted as a Member in accordance with the terms of this Agreement. The Members shall constitute the Company's "members," as that term is defined in the Act.

(l) "**Member Minimum Gain**," with respect to each Member Nonrecourse Debt, means the amount of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d)(1)) that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

(m) "**Member Nonrecourse Debt**" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4), substituting the term "company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

(n)   "**Member Nonrecourse Deduction**" has the meaning set forth in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

(o)   "**Membership Interest**" means the interest acquired by a Member in the Company (including the Member's interest in each Series of which they/it is a Series Member), including such Member's right, based on the class of Unit or Units held by such Member, as applicable, (A) to a distributive share of Profits, Losses, and other items of income, gain, loss, deduction and credits of the Company, (B) to a distributive share of the assets of the Company, (C) to vote on, consent to, or otherwise participate in any decision of the Members, and (D) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act.

(p)   "**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulation Section 1.704-2(b) (substituting the term "company" for the term "partnership" as the context requires).

(q)   "**Permanent Incapacity**" shall mean, with respect to an individual, that such individual suffers a mental or physical disability which, as of the time of determination, renders such individual incapable of performing such individual's duties under this Agreement and is substantially certain to continue to render such individual incapable of performing such duties for a continuous period of at least six months following the date of determination.

(r)   "**Profits and Losses**" shall mean, for any period, the Company's items of income and gain (including items not subject to federal income tax) as well as items of loss, expense, and deduction (including items not deductible, depreciable, amortizable, or otherwise excludable from income for federal income tax purposes), respectively, as determined under federal income tax principles; *provided, however,* that Profits and Losses attributable to assets with a book value that differs from tax basis (as determined under federal income tax rules) shall be determined with regard to such book value in the manner required under Treasury Regulation Section 1.704-1(b).

(s)   "**Purchase Price**" means the dollar amount of the Capital Contribution required in exchange for issuance of a Unit.

(t)   "**Supplement**" means an addendum to this Agreement that applies only to a specified Series and is adopted by the Managers and Members of such Series to add to and/or modify the terms of this Agreement as applied to such Series. If a Series does not adopt a Supplement, then the terms of this Agreement will apply to such Series.

(u)   "**Transferee**" has the meaning given to it by the Act. A Transferee is a person who has acquired an economic interest in the Company from a Member or former Member but who has not become, or is no longer, a Member of the Company.

(v)   "**Unit**" means a portion of Membership Interest in the Company, as further defined in Section 3.2.

13.2   Capitalized terms used in this Agreement and not defined above shall have the meaning specified elsewhere in this Agreement or, if not specified, shall have the meaning set forth in the Act or in the Code, as appropriate.
Article 14.

{Signature Page Follows}

SIGNATURE PAGE
to the
Operating Agreement
of
Homekeep LLC

By signing below, the Members hereby agree to all of the terms and conditions in this Agreement.

DUO DEVELOPMENT,
an Illinois not-for-profit corporation

Signed: _____   06 / 14 / 2023
                                                                                          _____
                                                                                          Date

Title: __Director_____









Title	Homekeep LLC operating agreement manager-managed IL series...
File name	Homekeep%20LLC%20...LLC%206.14.23.pdf
Document ID	78db25b903538842bd8fca7abaf5a2d9db8f330f
Audit trail date format	MM / DD / YYYY
Status	● Signed

This document was requested from app.clio.com

Document History

SENT	**06 / 14 / 2023** 16:51:47 UTC	Sent for signature to Duo Development (rscarlos@duodevelopment.org) from sarah@cuttingedgecounsel.com IP: 108.209.90.0
VIEWED	**06 / 14 / 2023** 17:59:44 UTC	Viewed by Duo Development (rscarlos@duodevelopment.org) IP: 73.8.132.25
SIGNED	**06 / 14 / 2023** 18:00:03 UTC	Signed by Duo Development (rscarlos@duodevelopment.org) IP: 73.8.132.25
COMPLETED	**06 / 14 / 2023** 18:00:03 UTC	The document has been completed.